GEOSOLAR TECHNOLOGIES, INC.
                           1400 16th Street Suite 400
                                Denver, CO 80202
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                                 April 27, 2022

Gregory Herbers
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:      GeoSolar Technologies, Inc.
                  Offering Statement on Form 1-A
                  File No. 024-11859

     GeoSolar Technologies, Inc. (the "Company") requests that the Company's Offering Statement on Form 1-A be qualified on Friday April 29\, 2022 at 4:00 P.M. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the qualification of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Very Truly Yours,

                                               GEOSOLAR TECHNOLOGIES, INC.


                                               By: /s/ A. Stone Douglass
                                                   ----------------------
                                                   A. Stone Douglass
                                                   Chief Executive Officer